Exhibit 99.1

Silence Therapeutics Announces Retirement of Alistair Gray from Board of Directors

29 April 2024

LONDON, Silence Therapeutics plc (Nasdaq: SLN) (“Silence” or the “Company”), an experienced and innovative biotechnology company committed to transforming people’s lives by silencing diseases through precision engineered medicines, today announced that Alistair Gray, who has served as an independent member of Silence’s Board of Directors (the “Board”) since 2015, informed the Company that he will retire from the Board, effective May 1, 2024.

Iain Ross, Silence’s Chairman of the Board, commented, “Alistair has made significant contributions to the Board and the Company over the past nine years. During his time on the Board, the Company has transitioned into a global player focused on the development of a new generation of medicines harnessing the body’s natural mechanism of RNA interference, developed a pipeline of innovative product candidates, secured meaningful big pharma partnerships and established a first-class management team. I want to recognise and thank Alistair for his input on behalf of the Board and management over almost a decade. We wish him well in the future.”

Mr. Gray stated, “Nearly 10 years after joining the Silence Board and at age 75, I feel the time is right to retire as a director. When I joined Silence, there were few targets in the clinic and the organisation was in an early stage of development. Since 2019, we have enjoyed a period of stability under the leadership of Iain Ross, our Chair, and I have been privileged to serve as Senior Independent Director. Under the executive leadership of Craig Tooman, our President and Chief Executive Officer, our business has been transformed both clinically and financially to a point where we have a number of product candidates advancing in the clinic and increasing recognition of Silence as a true platform company. I would like to thank my colleagues on the Board and the executives as well as our staff in Berlin, London and New Jersey for their support and encouragement over our time together.”

About Silence Therapeutics

Silence Therapeutics is developing a new generation of medicines by harnessing the body’s natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet need. Silence’s proprietary mRNAi GOLD™ platform can be used to create siRNAs (short interfering RNAs) that precisely target and silence disease-associated genes in the liver, which represents a substantial opportunity. Silence’s wholly owned product candidates include zerlasiran (SLN360) designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high levels of lipoprotein(a) and divesiran (SLN124) designed to address rare hematological diseases, including polycythemia vera. Silence also maintains ongoing research and development collaborations with AstraZeneca and Hansoh Pharma, among others. For more information, please visit https://www.silence-therapeutics.com/.

Inquiries:

Silence Therapeutics plc Gem Hopkins, VP, IR and Corporate Communications Tel: +1 (646) 637-3208 ir@silence-therapeutics.com